    Exhibit 4.1

Description of Common Stock

General

Our authorized capital consists of:

•    960,000,000 shares of common stock, par value $0.10 per share (“common stock”), and

•	5,000,000 shares of preferred stock, par value $0.10 per share (“preferred stock”), issuable in series, of which no shares were issued and outstanding.

This description is a summary only and does not purport to be complete. We encourage you to read the complete text of our restated certificate of incorporation and amended and restated bylaws, which we have filed or incorporated by reference as exhibits to our Annual Report on Form 10-K.

Common Stock

Holders of common stock may receive dividends if and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations to holders of any preferred stock and covenants contained in debt agreements.

Holders of common stock are entitled to one vote per share on matters submitted to them. Cumulative voting of shares is prohibited, meaning that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so.
The common stock has no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions.

All issued and outstanding shares of common stock are fully paid and nonassessable.

The common stock is listed on the New York Stock Exchange and trades under the symbol “COG.”

Delaware Anti-Takeover Statute

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:

•    before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a
15% stockholder or approved the business combination;

•    upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owns at least
85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•
after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

Limitation on Directors' Liability

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although Delaware law does not change directors' duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by this law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•    for any breach of their duty of loyalty to us or our stockholders;

•    for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•    under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•    for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Wells Fargo Bank N.A.